CORPORATION



06013675

May 11, 2006



SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 076/2006 and SH 078/2006**

Subject: 1. Submission of the Reviewed Financial Statements for the first quarter of Year 2006.
2. The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 2/2006

Date: May 11, 2006

Attachment: Submission of the Reviewed Financial Statements for the first quarter of Year 2006 and Management's Discussion and Analysis for the first quarter of Year 2006.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

May 11, 2006


SEC MAIL PROCESSING
RECEIVED
MAY 1 2006
WASH, D.C. 213 SECTION

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 076/2006 and SH 078/2006**

Subject: 1. Submission of the Reviewed Financial Statements for the first quarter of Year 2006.
2. The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 2/2006

Date: May 11, 2006

Attachment: Submission of the Reviewed Financial Statements for the first quarter of Year 2006 and Management's Discussion and Analysis for the first quarter of Year 2006.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
May 11, 2006

SH 078/2006

May 11, 2006

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 2/2006

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of February, May, August, and November. The Company would like to inform the details concerning the exercise of SHIN-W1 No.2/2006 to purchase ordinary shares of the Company as follows:

1. Period for notifying the exercise of SHIN-W1 No.2/2006
   Date: May 24 - 30, 2006
   Time: 8.30 a.m. - 3.30 p.m.

2. Exercise date
   Date: May 31, 2006
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1.074 ordinary share
   Exercise price: Baht 19.081 per share

4. Documents required to be submitted:

   4.1 Completed warrant exercise forms;

   4.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);

   4.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";

   4.4 Other supporting documents:-
      1) For Natural Persons - Certified true copy of the identification card or passport.
      2) For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
      3) For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;

   4.5 Power of Attorney affixed with stamp duty (if any).

5. Contact Place
   Shin Corporation Public Company Limited
   Group Compliance Department, 13th floor Shinawatra Tower I
   414 Phahon Yothin Road, Samsen Nai,
   Phayathai, Bangkok 10400
   Tel. 02-299-5226, 02-299-5206

   The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

   Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.

Corporate Milestones

As the previous major shareholders of SHIN sold their entire holdings on 23 January 2006, Cedar and Aspen were obliged to make a tender offer for all the remaining stock by 9 March 2006. The holdings of Cedar and Aspen have increased to 51.98% and 44.14% respectively, and the remaining 3.88% is held by minority shareholders.

First adoption of income tax accounting policy

In 1Q06, SHIN Group adopted the Thai Accounting Standard 56 "Income Tax Accounting". The group has restated the comparative financial statements of 2005. The impact on the Company financial statement is as follow

	(Baht Million)
Balance sheets	**31 December 2005**
Increased in investments in subsidiaries, associates and joint ventures	3,701
Shareholders' equity	
Decreased in unrealised gain on dilution from investments	(29)
Increased in retained earnings brought forward	3,679
Increased in retained earnings carried forward	3,730

Statement of income	**4Q05**	**1Q05**
Increased (decreased) in share of the net results	(123)	87
Increased in net profit	(123)	87

The AGM approved payment of dividend, totaling Baht 2.60 per share

On 27 April 2006, the Annual General Meeting of Shareholders approved the payment of a dividend at Baht 2.60 per share for the operational results of 2005, of which Baht 1.25 was paid as an interim dividend. The remaining Baht 1.35 per share will be paid in May 2006.

SHIN will pay the dividends out of the cash inflow from the dividends receipt from ADVANC. Details of the dividends are as follows:

	Annual dividend		Less interim dividend		Remaining	
	Baht share	Baht million	Baht /share	Baht million	Baht /share	Baht million
Dividends received - ADVANC	6.30	18,574	3.00	3,791	3.30	4,170
Dividends paid	2.60	7,830	1.25	3,748	1.35	4,081
Net						89

Additional investment in OK

In 1Q06, OK, a SHIN joint venture, increased its share capital from Baht 2,200 million to Baht 2,500 million in order to finance future growth. SHIN injected 60% or Baht 180 million of the additional share capital.

Sold investment in TAA to AA

In February 2006, SHIN sold its entire holdings in TAA, 20 million shares with a par value Baht 10 per share, which accounted for 50% of total registered and paid-up capital to Asia Aviation Company Limited, a 49% holding by SHIN at the price of Baht 400 million. SHIN had a gain from sale of investment in the amount of Baht 134.33 million. As a result, SHIN's investment dropped from 50% to 24.5%.

The verdict of the Administrative Court

On 9 May 2006, the Administrative Court handed down its ruling regarding the dispute between the Office of the Permanent Secretary, the Prime Minister's Office (PMO) and ITV. The court verdict invalidated the Arbitration award given to ITV on January 30, 2004 and ruled that the award shall be fully withdrawn.

However, ITV is in the process of preparing to file an appeal at the Supreme Administrative Court, which has to be done within 30 days from when the verdict is handed down, according to Article 73 of the Act on Establishment of Administrative Court and Administrative Court Procedure B.E. 2542. In the meantime, the ruling will not take effect unless the Supreme Administrative Court upholds the verdict.

Business Summary

Wireless Communications Business

At 31 March 2006, ADVANC recorded 16.6 million cellular phone subscribers; 2.0 million are postpaid (GSM Advance and GSM 1800) subscribers, and 14.7 million are prepaid (One-2-Call!) subscribers. This represented an increase of 0.2 million subscribers or 1.4%.

Satellite and International Businesses

Transponder Leasing and Related Business

Currently, most of IPSTAR customers on the conventional Thaicom fleet and other satellites have been migrated to Thaicom 4 (iPSTAR). The customers in Thailand, Australia, New Zealand and Vietnam are in service. Additionally, SATTEL sold about 11,134 user terminal in this quarter.

Increase in conventional Thaicom utilization from broadcasting services

The transponder utilization of Thaicom 1, 2 and 3 continued to rise especially for broadcasting. There was a rise in the number of television channels using our Thaicom fleet in the first quarter of 2006 from both new and long-established customer in Pakistan, Vietnam, India, Laos and Israel. iPSTAR welcomed twenty new channels and so far over 200 TV channels are now broadcast through Thaicom fleet.

Shipped Thaicom 5 to launch site

On 21 April 2006, Thaicom 5 satellite was shipped to the launch site at French Giana for launch preparation. The satellite is expected to be launched by the end of May 2006.

Telephone Business in Foreign Countries

Because of the growth of telephone subscribers in both Cambodia and Lao PDR, there was an increase in the subscriber base of every operator especially mobile prepaid subscribers. At the end of 1Q06, LTC and Camshin have 528,366 and 230,370 subscribers, respectively.

Broadcasting Business

ITV rating grew to 2.72 and remains 3rd place in the industry

In February 2006, ITV launched new program schedules to improve the audience share and TV ratings, especially during Prime Time (18.00-22.30) and the weekend. This drove the TV ratings from an average of 2.55 in 4Q05 to 2.72 in 1Q06, particularly in prime time. ITV remains third place in the industry.

Airline Business

At the end of 1Q06, TAA provided a service on 16 routes

In 1Q06, TAA operated 10 aircraft on a total of 16 routes of which 8 were international routes.

Consumer Finance Business

At 1Q06, OK's credit facility reached Baht 11,000 million

OK's operation continued to grow and had 815,000 accounts with a total of Baht 11,000 million at 1Q06 of which approximately 67% were personal loans.

Operating Results

Table 1: Selected financial information *Unit: Million Baht*

	1Q06	% Change QoQ*	% Change YoY*
Net profit	2,226	10.1	(10.2)
Share of net result	2,112	3.5	(16.2)
Basic EPS (Baht)	0.74	(9.2)	(11.9)

* the amount was restated according to the adoption of Thai Accounting Standard 56 "Income Tax Accounting"

Net Profit

In 1Q06, SHIN's net profit rose 10.1% from 2,022 in 4Q05 to Baht 2,226 million in 1Q06 but dropped 10.2% from 2,479 Baht in the same period last year. This was mainly due to the decrease in the share of the net results from investments.

Share of the net results from investments

In 1Q06, the share of the net results from subsidiaries, joint ventures and associates rose by 3.5% from Baht 2,041 million in 4Q05 to Baht 2,112 million in 1Q06 although this was a drop of 16.2% from Baht 2,521 million in the same period last year. The main reasons were as follows:

Table 2: Share of the net results *Unit: Million Baht*

Company	1Q06		4Q05		1Q05		% inc (dec)	
	% Held	Share of net profit (loss)	% Held	Share of net profit (loss)	% Held	Share of net profit (loss)	Compared to 4Q05	Compared to 1Q05
ADVANC[1]	42.80	2,265	42.83	1,982	42.89	2,395	14.3	(5.4)
SATTEL	41.34	(25)	41.34	106	51.38	99	(123.2)	(125.3)
ITV [1]	52.93	35	52.94	35	53.00	65	-	(46.2)
TAA [2]	24.50	6	50.00	55	50.00	(8)	(87.1)	(175.0)
OK	60.00	(173)	60.00	(154)	60.00	(42)	12.0	311.9
Others		4		17		12	(78.4)	(69.3)
Total		2,112		2,041		2,521	3.5	(16.2)

[1] Percentage decreased from the exercise of warrants under the ESOP program of each company.
[2] % holding of TAA dropped from the sale of TAA stock to AA, of which 49% is held by SHIN

Share of the net result from ADVANC rose due to the end of promotion

ADVANC: The share of the net result from ADVANC rose 14.3% from Baht 1,982 million in 4Q05 to Baht 2,265 million in 1Q06 due to cease of promotion at the end of YE05, and a decline of network amortization due to the fully amortized asset under concession agreement. In 1Q06, the share of the net result from ADVANC dropped 5.4% or from Baht 2,395 million in 1Q05 due to rising of postpaid revenues sharing from 25% to 30% since the beginning of 4Q05. (For more details, see MD&A of ADVANC page 5-8)

Recorded other income in 2Q05, from insurance proceeds of Thaicom 3

SATTEL: The share of the net result from SATTEL dropped 123.2% from profit of Baht 106 million in 4Q04 to loss of Baht 25 million in 1Q06 and dropped 123.5% from profit of Baht 99 million in 1Q05. This was primarily due to 1Q06 recording the amortization costs resulting from IPSTAR and the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005. (For more details, see MD&A of SATTEL page 8-13)

ITV: The share of the net result from ITV was stable when compared to the preceding quarter but dropped 46.2% from Baht 65 million in 1Q05. This was mainly because ITV's customers reduced their advertising spending in order to wait for the new ratings for the rescheduled programs. In 1Q06, the costs rose from 1Q05 as the program rescheduling scheme undertaken in February 2006 prompted more in-house production programs and further increase in the program production costs. (For more details, see MD&A of ITV, page 13-16)

TAA: The share of the net result from TAA dropped from Baht 55 million in 4Q05 to Baht 6 million in 1Q06 as a result of the decrease in investment in TAA from 50% to 24.5%. TAA's net profit dropped from the previous quarter due to a foreign ex-change loss compared to a gain on this in 4Q05. When compare to 1Q05, SHIN recognized higher share of the net result from the expansion of the business both in aircrafts and routes.

OK: The share of the net loss from OK rose 12.0% from Baht 154 million in 4Q05 to Baht 173 million in 1Q06 and rose 311.9% from Baht 42 million in 1Q05. The rise in the net loss was a result of a revenue that was not cover the expense.

Financial Position

Table 3: Investment value as at 31 March 2006 and 31 December 2005 *Unit: Million Baht*

Company	Investment portion (%)		Investment value			
	2006	2005	2006	%	2004	%
ADVANC[1]	42.80	42.83	36,501	79.5	34,253	78.4
SATTEL	41.34	41.34	5,580	12.2	5,631	12.9
ITV[1]	52.93	52.94	2,458	5.4	2,424	5.5
TAA [2]	24.50	50.00	62	0.1	120	0.3
OK	60.00	60.00	913	2.0	906	2.1
Others			393	0.8	362	0.8
Total			**45,907**	**100.0**	**43,696**	**100.0**

[1] Percentage decreased from the exercise of warrants under the ESOP program of each company.
[2] % holding of TAA dropped from the sale of TAA stock to AA, of which 49% is held by SHIN

Shareholders' equity continues to grow

SHIN's assets net of liabilities, or shareholders' equity, increased by Baht 2,670 million from Baht 43,168 million as of 31 December 2005 to Baht 45,838 million as of 31 March 2006. The main result was from investment value in the amount of Baht 2,210 million or an increase of 5.0% from Baht 43,696 million as at 31 December 2005 to Baht 45,907 million, with the main increase from the share of net results from ADVANC.

Cash Flow

In 1Q06, SHIN had a cash outflow from operating activities in the amount of Baht 54 million compared to Baht 3.0 million in 1Q05.

SHIN had a cash inflow from investment activities in the amount of Baht 32 million from the sale of TAA in the amount of Baht 400 million. The cash outflow to the share capital of AA and additional investment in OK was Baht 201 million and Baht 180 million, respectively.

SHIN also had a cash inflow from financing in the amount of Baht 456 million mainly from the Baht 465 million receipt from the share capital of SHIN as a result of the exercise of a SHIN warrant issued and offered to directors and employees (ESOP).

Capital Structure and Liquidity

As of 31 March 2006, SHIN's liquidity ratio increased to 0.87x compared to 0.51x at 31 December 2005.

However, the debt to equity ratio was relatively stable at 0.03x at 31 March 2006. SHIN considered this enough for other potential investments.

Advanced Info Public Company Limited and Subsidiaries (ADVANC)

Overview

Thailand mobile subscribers increased 6.1% driving penetration rate to

During the first quarter of 2006 (1Q06), Thailand's mobile subscribers grew by 6.1% to 32.2 million from 30.3 million as at year-end 2005. Penetration rate increased from 47% as of Dec-05 to 50% as of Mar-06. The rapid subscriber growth was a result of increased competition during the quarter. Catalysts were competitors' short term aggressive promotions such as give-away

50% SIM cards, undercut tariff on a trial period, and caravan sales in upcountry.

For 1Q06, the Group had the total of 16,633,900 mobile phone subscribers, comprising of 1,918,000 postpaid subscribers (GSM Advance and GSM 1800) and 14,715,900 prepaid (One-2-Call!) subscribers. This represented an increase of 225,000 subscribers or 1.4% from the net subscribers at the end of 2005. The slow subscriber growth during this quarter was a result of fewer marketing activities following political unrest.

Albeit a small increase in subscriber growth, service revenue in 1Q06 improved 3.3% q-o-q to Baht 21,267 million as a result of upward tariff adjustment since the beginning of January 2006. EBITDA was Baht 12,493 million, increased 5.3% q-o-q based on higher service revenues. Nevertheless, the amount declined by 4.2% y-o-y primarily due to rising of postpaid revenues shares from 25% to 30% since the beginning of 4Q05. The Group posted a net profit of Baht 5,290 million, declined by 5.3% y-o-y.

The Group has early adopted TAS 56, Accounting for Incomes Taxes, in the 1Q06. The adjustment as a result of the adoption has been accounted for retrospectively. The Group and the Company adjusted the consolidated and company balance sheet as at 31 December 2005, and income statements for the three-month period ended 31 March 2005.

Results of operations- Quarterly Comparison

Million Baht

	1Q 2006	1Q 2005	% change
Service revenue	21,267	21,186	0.4%
Sales revenue	3,421	2,537	34.9%
Total revenue	24,688	23,722	4.1%
Total cost	14,123	12,994	8.7%
Gross profit	10,565	10,729	(1.5%)
Selling and administrative expense	2,817	2,382	18.3%
Net Profit-Adjusted deferred tax	5,290	5,584	(5.3%)
Net Profit-Before adjustment	5,151	5,369	(4.1%)

Revenues & Profitability

Higher service revenues came from rising of tariff since Jan-06

Total Revenue

The Group reported the service revenues of Baht 21,267 million, represented a growth of 3.3% q-o-q and 0.4% y-o-y. Despite lower net additions in this quarter (225,000 in 1Q06 versus 315,700 in 4Q05), higher revenues were driven by rising tariff since the beginning of January.

Revenues from sales were Baht 3,421 million, an increase of 34.9% y-o-y due to higher unit sales of handset. Sales margin remained relatively flat at 12.3% in 1Q06 compared to 12.5% in 1Q05.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 1Q06 The Group incurred Baht 14,123 million of total cost, rising by 8.7% from Baht 12,994 million in 1Q05.

Cost of services and equipment rentals declined to Baht 5,876 million in this quarter compared to Baht 6,236 million in the previous quarter. This was due to a decline of network amortization of Baht 310 million following the increased portion of fully amortized asset under concession agreement.

The concession fee and excise tax were Baht 5,247 million, increased by 1.8% q-o-q and 6.0%

y-o-y given higher service revenues and rise in the postpaid revenues sharing from 25% to 30% since October 2005.

SG&A expenses rose 8.4% q-o-q and 18.3% y-o-y, attributed to higher staff cost.

Selling and administrative expenses were Baht 2,817 million in 1Q06, increased 8.4% q-o-q and 18.3% y-o-y as the result of rising staff cost following higher headcount, annual payroll increase and bonus payment in February.

Marketing expenses, however, decreased to Baht 541 million in 1Q06 from Baht 675 million in 4Q05. This represented the marketing expenses to total revenue of 2.2% (2.8% in 4Q05). The reason came from lower marketing activities during this period.

Higher income tax caused by a decreasing total cost in 1Q06

Income Tax

As a result of the early deferred taxes adoption in this quarter as above mention, impact to The Group's financial statement are as follows;

Million Baht

	Before adopted Deferred taxes	After adopted Deferred taxes
Beginning retained earnings 2005	43,483	52,514
Beginning retained earnings 2006	45,817	54,664
1Q/2005 profit	5,369	5,584

For the 1st quarter of 2006, the Group income tax incurred Baht 2,447 million, a decline of Baht 70 million or 2.8% y-o-y.

Net Profit

The Group posted a net profit of Baht 5,290 million, declined by 5.3% y-o-y.

Liquidity

In 1Q06, liquidity improved shown in the rising current ratio to 71% from 55% in the previous quarter. This was resulted from higher cash and cash equivalents and lower debt levels.

Current assets

The Group's current assets grew from Baht 20,346 million at the end of year 2005 to Baht 29,294 million as of the end of the 1Q06, representing an increase of 44% q-o-q. The majority of this increase was a result of additional cash and cash equivalents of Baht 8,603 million from Baht 11,456 million at the end of year 2005.

Current liabilities

Current liabilities was Baht 41,507 million as of the end of the 1Q06, increased from Baht 36,734 million at the end of year 2005 primarily due to increase in current portion of debentures and other current liabilities.

The current portion of long-term debts and debentures amounted to Baht 16,495 million as at the end of 1Q06. Other current liabilities increased Baht 1,905 million or 12.6% q-o-q, majority of which came from increase in income tax payable.

	31 March 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht*	% Total Liabilities
Current portion of long-term borrowings & debentures	16,495	33.6%	14,241	29.7%
Concession right payable, accrued concession fee and	7,968	16.2%	7,354	15.3%

excise tax				
Other current liabilities	17,044	34.8%	15,139	31.5%

* Restated for deferred tax liabilities

Assets

Total Asset increased 5.0% from increasing cash and cash equivalents.

As of 31 March 2006, total assets amounted to Baht 134,302 million, an increase of 5.0% from Baht 127,959 million as of 31 December 2005. Current assets accounted for 21.8% of total assets while non-current assets stood at 78.2%. Details of major items were as follows.

	31 March 2006		31 December 2005	
	Million Baht	% of Total assets	Million Baht*	% of Total assets
Current assets	29,294	21.8%	20,346	15.9%
Property, plant and equipment, net	9,580	7.1%	9,700	7.6%
Asset under concession agreement, net	73,610	54.8%	75,842	59.3%
Deferred tax asset	9,089	6.8%	8,946	7.0%
Other non-current assets	12,729	9.5%	13,125	10.2%

*Restated with deferred tax asset

After adoption of deferred tax accounting, the consolidated balance sheet as of 31 March 2006 recorded an additional Baht 9,089 million of deferred tax asset. For comparison, the consolidated balance sheet for the year ended 2005 was also restated with an increase of Baht 8,946 million in deferred tax asset. Based on TAS 56 accounting standard, deferred tax accounting principally would adjust tax on the reported financial statement to be the same as statutory tax rate of 30% which tend to minimize the fluctuation of reported earnings after tax. Deferred tax asset represents cumulative amount of pre-paying tax above the statutory rate of 30% over the years. In the future, the deferred tax asset would be reversed as actual tax payment goes below the statutory tax rate.

Capital structure

The Group's balance sheet remained solid with strong capital structure. Total liabilities to equity continued to decline to 58% in 1Q06 compared to 60% in 4Q05.

Net debt to equity was reported at 5% in this quarter given by excess cash on hand reserved for the announced dividend payment to be paid on 8 May 2006. After adjusting the dividend, net debt to equity would be 16% compared to 18% in 4Q05.

Debentures and Loans

Debentures and loan were Baht 23,963 million in 1Q06, decreased from Baht 25,451 million in 4Q05. The company repaid long-term debentures Baht 1,500 million in this quarter.

	31 March 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Current portion of long-term borrowings & debentures	16,495	33.6%	14,241	29.7%
Long-term borrowings	25	0.1%	19	0.0%
Long-term debentures	7,443	15.2%	11,191	23.3%
Total long-term borrowings	23,963	48.9%	25,451	53.0%

Shareholders' equity rose by 6.7% from net operating profit

Shareholders' equity

The Group's shareholders' equity was strengthening from Baht 79,935 million as of 31 December 2005 to Baht 85,260 million as of 31 March 2006, attributed by Baht 5,290 million of net profit of and Baht 35 million net of additional shares, share subscription, fair value of securities, and loss to minorities.

Cash Flow

Due to Baht 4,534 million restricted cash in bank deposit in compliance to the notification of Bank of Thailand which requires cash reserve for Group's cash card business, an ending balance of cash and cash equivalents as of the 1Q06 must be deducted by Baht 4,534 of restricted bank deposit for comparison with cash flow statement.

In 1Q06, cash flow from operations was Baht 12,684 million, which was sufficient to finance an investment in capex of 2,486 million and service repayment of long-term debentures of Bath 1,500 million. The remaining cash flow was kept on the balance sheet, reserving for the announced dividend payment to be paid on 8 May 2006.

Shin Satellite Public Company Limited and Subsidiaries (SATTEL)

I. Overview

Revenue surges 42.8%

Shin Satellite Plc's consolidated sales and service income for Q1/2006 was Baht 1,755 million, an increase of 42.8% over Q1/2005, caused by an increase in UT sales and recognition of revenue from Thaicom 4 (IPSTAR) bandwidth. As Thai Baht strengthened during this quarter, the Company gained Baht 186 million on the exchange rate. Total expenses increased through depreciation cost, depreciation of IPSTAR funding cost and interest expense related to the IPSTAR project.

The Company reported net loss of Baht 58 million for Q1/2006, compared to the adjusted net profit of Baht 189 million for the same period last year.

Commencing 2006, the Company applied a deferred tax policy, following TGGAP number 56: Accounting for Income Taxes, which will be official enforced in Thailand on January 1, 2007. As a result of the early adoption of the deferred tax policy, the Company has to restate some financial figures in the Balance sheet as at December 31, 2005 and in the Income statement for the first quarter of 2005, in order to be comparable to Q1/2006 figures.

II. Business Summary

Increase in conventional Thaicom utilization from broadcasting services

Transponder leasing and related business

Presently, almost all IPSTAR customers on the conventional Thaicom fleet and other satellites were migrated to Thaicom 4. Customers in Thailand, Australia, New Zealand and Vietnam are now being served by the new satellite. Additionally, the Company was able to sell 11,134 user terminals in this quarter.

The transponder utilization of Thaicom 1, 2 and 3 has risen continuously especially for broadcasting. There was a rise in the number of television channels using our Thaicom fleet in the first quarter of 2006 from both new and long-established customers in Pakistan, Vietnam, India, Laos and Israel. The Company welcomed twenty new channels in this quarter and currently has over 200 TV channels broadcasting through the Thaicom fleet.

Shipped Thaicom 5 to launch site

The Thaicom 5 satellite was shipped to the launch site at French Guiana on April 21, 2006 for launch preparation. The launch is expected to execute by the end of May 2006.

Internet Business

In April 2006, CS LoxInfo Plc (CSL) acquired AD Venture Company Limited (ADV) by means of

purchasing 51% of its common share from Shin Corporation Plc (SHIN). This acquisition will expand CSL's revenue base as well as increase its operating profit in the future from the synergy.

Telephone Business

Because of the growth of telephone subscribers in both Cambodia and Lao PDR there was an increase in the subscriber base of every operator especially mobile prepaid subscribers. As of the end of Q1/2006, LTC and Camshin have 528,366 and 230,370 subscribers, respectively.

III. Consolidated Operating Results

Early adoption of accounting for deferred taxes

Accounting policy

In 2006, the Company commenced the application of a new accounting policy for deferred tax following TGAAP number 56: Accounting for Income Taxes, before it becomes effective on January 1, 2007. The implication of the deferred tax is;

- The Company has to recognize deferred tax assets or deferred tax liabilities when they see temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statement. The principal temporary differences arise from depreciation on the assets under concession, depreciation on the property, plant and equipment, allowance for doubtful debts, provision for varies liabilities, tax losses carried forward and differences between fair value of the net assets acquired and their tax base.
- The Company is strongly confident they will have a taxable profit in the future so that a benefit on temporary differences can be utilized.

As a result of the adoption of deferred taxes, the Company restated financial figures presented in the Balance sheet as at December 31, 2005 and in the Income statement for Q1/2005, as follows;

Consolidated F/S Unit: million Baht	Adjustment	Before Adjust	Adjust-increase (decrease)	After Adjust
Balance sheet	Investments – equity method	780	52	832
	Deferred tax asset	-	243	243
	Adjustment on assets		295	
	Deferred tax liability	-	74	74
	Adjustment on liability		*74*	
	Cumulative foreign currency translation adjustment	(126)	(3)	(129)
	Unappropriated retained earnings	3,313	224	3,538
	Adjustment on equity		*221*	
Income statement	Share of net results from investment – equity method	13	(3)	10
	Income tax	52	9	61
	Net profit	291	(12)	189
	Adjustment on Income statement		*(12)*	

Selected financial information on SATTEL

	Amount (MBt)		Change (%)
	Q1/2006	Q1/2005 (Restated)	
Sales and service income	1,755	1,229	42.8
Share of net results from associate	25	10	150.0
Cost of sales and services	1,564	815	91.9
SG&A expenses	281	175	60.6
EBIT*	(90)	240	(137.5)
EBITDA**	689	563	22.4
Net profit	(58)	189	(130.7)
EPS (Baht)	(0.05)	0.21	(123.8)

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

The Company reported consolidated sales and service income for Q1/2006 of Baht 1,755 million, an increase of Baht 526 million, or 42.8%, compared to Baht 1,229 million in Q1/2005. This resulted from an increase in revenue from satellite and related services and the telephone business.

Sales and service income	Q1/2006	Q1/2005	%YoY
Transponder and related	1,153	755	52.7
Telephone	582	460	26.5
Internet	20	14	42.0
Total	**1,755**	**1,229**	**42.8**

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in Q1/2006 was Baht 1,153 million, an increase of Baht 398 million or 52.7% compared to Baht 755 million for the same period last year, as revealed in the following table:

Transponder and related	Q1/2006	Q1/2005	%YoY
Thaicom 1A, 2, 3 and Related	645	577	11.8
IPSTAR	508	178	185.4
Total	**1,153**	**755**	**52.7**

Sold 11,134 UTs in Q1/06

IPSTAR service revenue was Baht 508 million in Q1/2006, an increase of Baht 330 million or 185.4% compared to Baht 178 million in the same period last year. This was because the Company sold around 11,134 UTs in Q1/2006, compared to 3,506 UTs in Q1/2005 and had revenue from transponder leasing on Thaicom 4 (IPSTAR) after its commencement in December 2005.

Revenue from the Thaicom conventional satellite business for Q1/2006 was Baht 645 million, an increase of Baht 68 million or 11.8%, from Baht 577 million in Q1/2005. This was due to a rise in transponder utilization for broadcasting. In Q1/2006, the Company welcomed twenty new television channels from both new and long-established clients in Pakistan, Vietnam, Laos, India and Israel. Presently, over 200 TV channels are on the conventional Thaicom fleet.

Telephone Network Services

Because of the growth of mobile prepaid subscribers, revenue from the telephone network

business in Q1/2006 was Baht 582 million, an increase of Baht 122 million, or 26.5%, compared to Baht 460 million in Q1/2005.

Internet Services

Revenue from the Internet business in Q1/2006 was Baht 20 million, up from Baht 14 million in Q1/2005 due to a small increase in the internet subscribers of CamShin and LTC.

Cost of Sales and service

The Company reported total costs for Q1/2006 of Baht 1,564 million, an increase of Baht 749 million or 91.9% compared to Baht 815 million in Q1/2005. This was in line with an increase in revenue from the satellite business. Costs accounted for 89.1% of sales and service income, rising from 66.3% in Q1/2005.

Cost of Sales and services	Q1/2006	Q1/2005	%YoY
Transponder and related	1,273	574	121.8
Telephone	273	229	19.2
Internet	18	12	50.0
Total	**1,564**	**815**	**91.9**

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 1,273 million, an increase of 121.8% from Baht 574 million in the same period last year. In Q1/2006, cost associated with satellite transponders and related services accounted for 110.4% of its revenue, going up from 76.0% in Q1/2005. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets as well as an increase in Thaicom 3's amortization following its shorter useful life.

Cost of providing satellite services increased from depreciation of IPSTAR assets

Transponder and related	Q1/2006	Q1/2005	%YoY
Thaicom 1A, 2, 3 and Related	463	370	25.1
IPSTAR	810	204	297.1
Total	**1,273**	**574**	**121.8**

- A Baht 606 million or 297.1% increase in the cost of providing IPSTAR services, caused by
  - an increase in the cost of sales of UTs, corresponding to an increase in the sales volume.
  - an increase in the cost relating to Thaicom 4 satellite that commenced service in December 2005, for instance an amortization of Thaicom 4 satellite and its ground equipment of Baht 281 million, revenue sharing to MICT of Baht 16 million and an in-orbit insurance cost for Thaicom 4 satellite of Baht 69 million. These costs were nil in the same period last year.
- A Baht 93 million or 25.1% increase in the cost relating to the Thaicom conventional satellite and related business, because of a higher amortization of the Thaicom 3 satellite of Baht 78 million, due to its shorter useful life.

Telephone Network Services

Costs relating to the telephone business for Q1/2006 amounted to Baht 273 million, an increase of 19.2% from Baht 229 million for Q1/2005. The Company has expanded its telephone network to serve increasing demand of the number of telephone users in Cambodia and Lao PDR. Consequently, the cost of providing services, such as an amortization of the telephone network and increased electricity cost, rose over the same period last year.

Internet Services

Cost relating to the Internet business in Q1/2006 was Baht 18 million, an increase from Baht 12 million for Q1/2005.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 281 million in Q1/2006, an increase of Baht

106 million, or 60.6% compared to Baht 175 million in Q1/2005. This was because the Company recorded an amortization cost of IPSTAR funding of Baht 42 million in this quarter. The company amortizes IPSTAR funding costs by using the straight line method over the loan repayment period.

438.9% increase in interest expenses for IPSTAR project

Interest Expense

Interest expense was Baht 221 million, an increase of Baht 180 million, or 438.9%, compared to Baht 41 million in Q1/2005 due to the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005.

Gain on Exchange Rate

Because of the strengthening of the Thai Baht from January-March 2006, the Company reported a gain of Baht 186 million from foreign exchange in Q1/2006, while it recorded a gain of Baht 0.6 million in the same period the previous year.

Share of net results from investment – equity method

As a result of the adoption of deferred tax, the share of net results from investment for Q1/2005 was restated and reduced from Baht 13 million to Baht 10 million.

The share of net results from investment was Baht 25 million, increased from that of in the same period last year, due to CSL's fully-consolidated operating results from its directory business, following an increase in its ownership in TeleInfo Media Co., Ltd. (TMC), from 63.25% to 100% since Q3/2005.

Income Tax Expense

As a consequence of the early adoption of accounting for deferred income taxes, the company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 38 million in Q1/2006. Moreover, the Company also has to restate the income tax payable for Q1/2005, to increase from Baht 51 million to Baht 62 million.

IV. Financial Position

Due to the implementation of accounting for deferred income taxes, total asset as at the end of 2005 were restated to increase from Baht 33,687 million to Baht 33,983 million.

At the end of Q1/2006, the Company reported total assets of Baht 34,403 million, an increase from the end of 2005 of Baht 420 million, or 1.2%. This was caused by an increase in the assets under construction of Thaicom 5 and investment in the expansion of the telephone networks in Cambodia and Laos. CSL's net assets were presented as an investment in an associate.

SATTEL's Asset Components

Asset	March 31, 2006		December 31, 2005	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,462	7.2	3,221	9.5
Investment in associates	857	2.5	832	2.4
PP&E Net	9,758	28.4	8,242	24.3
PP&E under the concession agreement, net	18,804	54.7	19,312	56.8

Liquidity

At the end of Q1/2006, the Company had a current ratio of 0.39 times, down from 0.58 at the end of 2005. This was because of an increase of Baht 93 million current portion of long-term loans while it's a drop in cash balance amounted around Baht 314 million from the end of last year due to the principle repayment of IPSTAR loan.

Investments

The investment in CSL was presented as an "investment in associate" item. Following the

implementation of the accounting for income taxes, the Company restated the investment in associate at the end of 2005 to Baht 832 million, an increase from the previous figures of Baht 780 million. At the end of Q1/2006, the Company's "investment in associate" was Baht 857 million, up from the end of 2005 as a result of CSL's results.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of Q1/2006 was Baht 9,758 million, an increase of Baht 1,516 million from Baht 8,242 million at the end of last year. This was because the additional capital expenditure for the Thaicom 5 project of Baht 1,398 million was recorded. So far, the Company has invested in the Thaicom 5 project an amount of Baht 3,115 million, at the end of Q1/2006.(2005: Baht 1,717 million) Additionally, the assets under concession agreements of Camshin increased by Baht 94 million.

PP&E under the concession agreement

PP&E under the concession agreement at the end of Q1/2006 was Baht 18,804 million, a decrease from Baht 19,312 million at the end of 2005. This was mainly due to the amortization of Baht 513 million.

Borrowing and Shareholders' equity

The Company's net borrowing at the end of Q1/2006 was Baht 17,751 million, an increase of Baht 617 million from Baht 17,134 million at the end of 2005. This was because of the loan drawdown for the Thaicom 5 project and the repayment of the long-term loans for the IPSTAR.

According to the execution of deferred tax, Shareholders' equity presented in the Balance sheet as at the end of 2005 was adjusted to be increased from Baht 13,584 million to Baht 13,805 million. Shareholders' equity was Baht 13,683 million at the end of Q1/2006, down from the end of last year, reflecting net loss of Baht 58 million as well as an increase in the loss from foreign currency translation adjustment of Baht 62 million.

Net borrowing to equity at the end of Q1/2006 was 1.30 times, which is considered manageable for a Company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, which receive financing support from financial institutions.

Cash flow

The Company's cash flow from operations for Q1/2006 was Baht 907 million. Net cash outflow used for investing activities was Baht 1,898 million, mainly for the Thaicom 5 project and the expansion of the Indochina telephone networks. Part of these projects receives financial support from financial institutions. The Company has drawn Baht 1,329 million loans from financial institutions to support Thaicom 5. In addition, long-term loans of Baht 670 million was repaid which mainly is loan for the IPSTAR project. Thus, the Company had net cash inflow from financing activities for Q1/2006 of Baht 675 million.

The Company had ending cash of Baht 363 million on March 31, 2006.

Management Discussion and Analysis: ITV Public Company Limited

Overview

The Company readjusted its 2006 program schedule, particularly its Prime Time (6.00-10.30p.m.) and weekend programs, with the aim to simultaneously expand its viewer base and increase its TV rating. These rescheduled programs began their airing in February 2006. The key attention of this rescheduling is a continued focus on the Station's various news programs. In addition, there have been broadcasting alterations of some entertainment programs aimed to suit popular demand and a larger viewer base. This rescheduling of broadcasting programs can be summarized as follows:

- Prime time programs
  - Add a reality show named "Big Brother II" / 30 minute Thai drama series at

8.40 p.m. on a daily basis (Thai drama series will start airing from May 2006 onwards). Previously, this time slot was occupied by variety shows. Variety shows were shifted to air at 10.10 p.m.

- "ITV Hot News" airtime is extended to provide daily presentation, instead of the previous 5 day coverage.
- "Tod Rahas" and "Yon Roy" programs were moved to primetime at 10.10 p.m.

• Weekend programs

- Thai drama series were added during two new time slots (noontime and 5 p.m.)
- More entertainment shows were added between the noon and 6 p.m. airtime.
- Weekend morning news program was added between 7.00-8.00 a.m. airtime.

• Weekday programs

- Add new entertainment programs during 1.00-1.30 p.m. airtime.
- Add Chinese movies during 1.30-2.00 p.m. airtime.
- Produce new morning variety shows for females during the 8.00 -9.00 a.m. airtime, with a former Miss Thailand as the program host. The show is called " Ran Cham Yam Chao"

The rescheduling in 1Q06 resulted in a higher rating compared with the previous quarter. The primetime popularity ranking remained the 3rd in the industry

The rescheduling of the above program time table has resulted in a higher viewer rating for the Station during this quarter, as compared to the previous quarter. Primetime rating for 6.00 - 10.30 p.m., in particular, surged from an average of 2.55 in the previous quarter to 2.72 in this quarter. The Station primetime popularity was ranked third in the industry.

Nevertheless the rescheduling of the program timetable this February also contributed to a delay in decision making by the Station's clients in their advertising expenditures as they awaited to see the outcome of the rating results for both new programs and existing programs with altered air time schedule. This impacted the Company's advertisement spending share causing a drop of 2% from 18% in the previous quarter to the 16% in the current quarter.

As for the company's performance in this quarter, the Company posed a net profit of Baht 103 million, a slight decline of Baht 2 million from the previous quarter, or a Baht 58 million drop on a quarter to quarter basis. The decline resulted from the reason earlier given. This quarter, the Company also showed a net profit per share of Baht 0.09.

The Company's operating results (Consolidated statements)

Financial Highlight

Unit : Baht Million	1Q06	4Q05	%change QoQ	1Q05	%change YoY
Total revenues	497	565	(12.1%)	568	(12.5%)
Cost of services	229	270	(15.0%)	216	6.1%
Selling & Admin exp.	101	127	(20.8%)	127	(20.6%)
Concession fee	58	58	0.0%	58	0.0%
EBIT	109	110	(1.4%)	167	(34.8%)
Interest expenses	6	5	9.4%	5	5.5%
Net Profit	103	105	(1.9%)	162	(36.1%)

Operating Results

The Company's net profit for the first quarter of 2006 was Baht 103 million, reducing slightly from the previous quarter. Despite the current drop in its revenues for the quarter, the Company was able to control its costs and still managed to report profitability without comparatively significant changes from the previous quarter.

Revenues for 1Q06 declined due to the delay in the clients' advertisement expenditure utilization.

Total Revenues

The Company's total revenues for the first quarter of 2006 decreased by 12.1% and 12.5% from the previous quarter, and from the first quarter of 2005, respectively. As agency clients waited to learn more about the rating results of the above mentioned program rescheduling, they hence delayed the utilization of their advertisement expenditures and the effect from economic situation and political turmoil during the quarter. These actions became the main reason behind the drop in the total revenues for the quarter. Total revenues consisted of two following incomes:

- **Advertising Income**

In the first quarter of 2006, the Company made Baht 385 million in advertising income, a decline of 13.0% from the previous quarter or a 17.5% drop from the first quarter of 2005.

- **Airtime Rental**

The Company made Baht 103 million in airtime rental income for the quarter. The income dropped 12.2% from the previous quarter, but increased 2.1% when compared to the same period of last year . Main reason behind the drop was the Company's decision to reduce its rental timeslots for weekend.

Cost of Services and Sales and Administrative Expenses

The Company's cost of services and sales and administrative expenses for the first quarter of 2006 totaled Baht 330 million, a drop of 16.9% from the previous quarter, and a drop of 3.8% from the first quarter of 2005. This resulted from :

- **Cost of Services**

The cost of services for the first quarter of 2006 decreased 15.0% from the previous quarter due to additional costs brought by the Station's involvements in marketing events. The Company also recorded an impairment provision in entertainment programs during this quarter. This cost for the quarter also increased by 6.1% compared to the first quarter of 2005 as the program rescheduling scheme undertaken in February 2006 prompted more in-house production programs and further increase in the program production cost.

SG&A declined from the previous quarter due to a drop in market promotion expenses

- **Selling and Administrative Expenses**

The selling and administrative expenses for the quarter declined by 20.6% and 20.8% from the first quarter of 2005, and from the previous quarter, respectively. In the previous quarter the Company incurred additional expenses such as promotional marketing expenses of high season shows, and higher of accrual basis. A payment of Baht 25 million in employment compensation charges as per juristic verdict of the Supreme Court incurred in 1Q05.

Interest Expenses

In the first quarter of 2006, the Company's interest expenses increased 9.4% and 5.5% from the previous quarter, and from the first quarter of 2005, respectively. The increase was due to a significant rise in the general market rates.

The Company's Financial Position (Consolidated Financial Statements)

1. Assets

As of 31 March 2006, the Company had total assets of Baht 3,585 million, an increase of Baht 133 million or 3.9% from the previous year-end. The break-down of its assets was as follows:

Assets	as of 31 March 2006 Baht Million	% of Total Assets	as of 31 March 2005 Baht Million	% of Total Assets
Cash and Cash Equivalent	1,011	28.2	826	23.9
Trade Accounts Receivable - Net	337	9.4	354	10.3
Other Current Assets	151	4.2	149	4.3
Concession Assets -Net	2,075	57.9	2,112	61.2
Other Non-Current Assets	11	0.3	11	0.3
Total Assets	3,585	100.0	3,452	100.0

- **Current Assets**

  As of 31 March 2006 the Company's current assets increased Baht 170 million due mainly to the increase in cash and cash equivalent.

- **Non-current Assets**

  The Company's non-current assets declined Baht 37 million due mostly from a decline in the net concession assets after depreciation.

2. Liabilities

The Company's total liabilities amounted to Baht 1,146 million, an increase of Baht 29 million or 2.7%. The increase resulted from the booking of accrued concession fee due for payment in mid 2006. Total liabilities consisted of the following items:

Liabilities	as of 31 March 2006 Baht Million	% of Total Assets	as of 31 March 2005 Baht Million	% of Total Assets
Current portions of long-term loans	80	1.9	81	1.9
Accrued consession fee	508	11.7	450	10.7
Other current liabilities	268	6.2	296	7.0
Long-term liabilites	290	6.7	290	6.9
Total Liabilities	1,146		1,117	

3. Shareholders' Equity

As of 31 March 2006, the Company's shareholders' equity totaled Baht 2,439 million, an increase of Baht 104 million from year-end 2005. The debt to equity ratio for the period became 0.47 which did not change significantly from the debt to equity ratio for year-end 2005.

4. Liquidity

At the end of the first quarter of 2006, the Company had Baht 1,011 million in cash, an increase of Baht 185 million from the previous quarter. The increase resulted from :

- Baht 223 million in net cash generated from operations.
- Baht 29 million invested in for program copyright and program production costs
- Baht 9 million in net cash for investments in building and equipments.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.


SEC MAIL
RECEIVED
PROCESSING
MAY 19 2006
WASH, D.C.
213
SECTION

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 March 2006

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2006 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my review. The interim consolidated and company financial statements for the three-month period ended 31 March 2005 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, were reviewed by the another auditor from the same firm as myself, whose report dated 13 May 2005 stated that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2005, presented for comparative purposes (before restatement), are components of the aforementioned interim financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements for the year ended 31 December 2005 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively, were audited by another auditor of the same firm as myself and his report dated 1 March 2006 expressed an unqualified opinion on those statements. The consolidated and company balance sheets as at 31 December 2005, presented herewith for comparative purposes (before restatement), are part of the consolidated and company financial statements which were audited and upon which a report was issued as stated above and I have not performed any other auditing procedures subsequent to the date of that report.

Without qualifying my report, I draw attention to Notes 16 c) and 18 f) to the financial statements on the award of the arbitration panel relating to the Agreement for the Operation of Television Station in relation to ITV, a subsidiary, in respect of the concession fee and the appeal entered by the Office of the Permanent Secretary, the Prime Minister's Office, in order to revoke the awards made by the arbitration panel, including the outcome of the Administrative Court of the First Instance which overturned the arbitration decision. The result of the Administrative Court of the First Instance has caused uncertainty whether ITV should set up a provision for any contingent liability. However, ITV did not set up provision for any contingent liability in the interim financial statements because ITV is in the process of submitting the appeal to the Supreme Administrative Court to reverse the Administrative Court of the First Instance's verdict.



SUCHART LUENGSURASWAT
Certified Public Accountant
(Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
11 May 2006

As at 31 March 2006 and 31 December 2005

	Notes	Consolidated		Company	
		31 March 2006 Unaudited	31 December 2005 Audited Restated	31 March 2006 Unaudited	31 December 2005 Audited Restated
		Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		2,650,275	2,628,319	762,383	327,428
Current investments		276,813	272,114	276,813	272,114
Trade accounts and notes receivable, net	4	2,044,877	1,955,794	15,535	7,295
Current portion of loans and accrued interest receivable, net	5	4,662,472	4,659,422	-	-
Amounts due from and advances to related parties	14	8,577	26,404	2,717	18,195
Inventories, net		495,955	661,632	-	-
Current portion of accounts receivable - forward contract, net		-	259,535	-	-
Other current assets		781,221	1,127,803	21,698	29,208
Total current assets		10,920,190	11,591,023	1,079,146	654,240
Non-current assets					
Loans and accrued interest receivable, net	5	1,636,410	1,746,710	-	-
Investments in subsidiaries, associates and joint ventures	6	37,122,270	34,819,287	45,907,314	43,696,849
Other investments		26,250	26,250	26,250	26,250
Loan to another company		22,427	25,180	-	-
Property and equipment, net	7	10,245,810	8,747,281	39,414	43,096
Property and equipment under concession agreements, net	7	20,773,373	21,316,574	-	-
Goodwill, net	7	1,281,672	1,306,249	-	-
Other intangible assets, net	7	1,660,466	1,673,048	15,914	18,943
Refundable income tax		356,308	331,810	-	-
Deferred tax assets	1, 8	496,912	365,534	-	-
Other assets		449,057	394,941	6,197	913
Total non-current assets		74,070,955	70,752,864	45,995,089	43,786,051
Total assets		84,991,145	82,343,887	47,074,235	44,440,291


SHIN
CORPORATION

Director ______________________ Director ______________________

Date ______________________ Date ______________________

The accompanying notes on pages 10 to 34 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited
Balance Sheets (continued)
As at 31 March 2006 and 31 December 2005

		Consolidated		Company	
		31 March 2006 Unaudited	31 December 2005 Audited Restated	31 March 2006 Unaudited	31 December 2005 Audited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	9	3,861,000	4,348,926	1,200,000	1,200,000
Trade accounts and notes payable		922,594	995,812	2,155	12,239
Accounts payable - property and equipment		1,047,316	1,215,421	-	-
Amounts due to and loans from related parties	14	27,784	13,642	8	2,632
Current portion of long-term borrowings	9	4,351,628	2,878,342	829	683
Current portion of forward contracts payable, net		582,053	112,859	-	-
Current portion of cross currency and interest rate swap contracts payable, net		137,940	-	-	-
Accrued concession fees		774,846	613,763	-	-
Other current liabilities		1,721,697	1,756,016	32,971	56,148
Total current liabilities		13,426,858	11,934,781	1,235,963	1,271,702
Non-current liabilities					
Forward contracts payable, net		-	6,726	-	-
Cross currency and interest rate swap contracts payable, net		137,940	158,209	-	-
Long-term borrowings, net	9	16,190,408	17,640,466	214	527
Deferred tax liabilities	1, 8	99,352	102,110	-	-
Other liabilities		78,278	90,962	-	-
Total non-current liabilities		16,505,978	17,998,473	214	527
Total liabilities		29,932,836	29,933,254	1,236,177	1,272,229
Shareholders' equity					
Share capital	10				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		3,023,281	2,999,315	3,023,281	2,999,315
Warrants		484,579	484,579	484,579	484,579
Premium on share capital		6,541,847	6,100,288	6,541,847	6,100,288
Unrealised gain on dilution of investments		3,991,245	3,981,304	3,991,245	3,981,304
Unrealised loss from revaluation of current investment		(24,732)	(29,521)	(24,732)	(29,521)
Advance receipt for share subscription		-	9,114	-	9,114
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		31,414,448	29,188,839	31,414,448	29,188,839
Cumulative foreign currency translation adjustment		(92,610)	(65,856)	(92,610)	(65,856)
Total parent's shareholders' equity		45,838,058	43,168,062	45,838,058	43,168,062
Minority interests		9,220,251	9,242,571	-	-
Total shareholders' equity		55,058,309	52,410,633	45,838,058	43,168,062
Total liabilities and shareholders' equity		84,991,145	82,343,887	47,074,235	44,440,291

The accompanying notes on pages 10 to 34 are an integral part of these interim consolidated and company financial statements.

Statements of Income (unaudited)

For the three-month periods ended 31 March 2006 and 2005

	Notes	Consolidated 31 March 2006 Baht'000	Consolidated 31 March 2005 Restated Baht'000	Company 31 March 2006 Baht'000	Company 31 March 2005 Restated Baht'000
Revenues	14				
Revenues from sales and services		3,479,075	2,861,240	70,719	70,507
Other income	11	333,237	59,122	140,562	13,730
Share of net results from investments - equity method	6	2,293,129	2,411,184	2,112,051	2,520,864
Total revenues		6,105,441	5,331,546	2,323,332	2,605,101
Expenses	14				
Cost of sales and services		2,364,625	1,777,890	40,923	38,555
Concession fee		176,528	160,271	-	-
Selling and administrative expenses		1,080,696	572,890	42,212	42,264
Directors' remuneration		4,305	4,817	1,821	2,582
Total expenses		3,626,154	2,515,868	84,956	83,401
Profit before interest and tax		2,479,287	2,815,678	2,238,376	2,521,700
Interest expense		(319,179)	(99,776)	(12,767)	(43,004)
Income tax	13	81,225	(73,344)	-	-
Profit before minority interests		2,241,333	2,642,558	2,225,609	2,478,696
Share of net results from subsidiaries to minority interests		(15,724)	(163,862)	-	-
Net profit for the period		2,225,609	2,478,696	2,225,609	2,478,696
Basic earnings per share (Baht)	3				
Net profit for the period		0.74	0.84	0.74	0.84
Diluted earnings per share (Baht)	3				
Net profit for the period		0.72	0.81	0.72	0.81


SHIN
CORPORATION





The accompanying notes on pages 10 to 34 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited)
For the three-month periods ended 31 March 2006 and 2005

	Consolidated (Baht'000)										
	Issued and paid-up share capital (Note 10)	Warrants (Note 10)	Premium on share capital (Note 10)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2004											
As previously reported	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	5,305,947	41,841,391
Prior period adjustment (Note 1)	-	-	-	-	-	-	-	3,679,069	-	45,150	3,724,219
As restated	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	27,546,995	(96,332)	5,351,097	45,565,610
Increase in share capital	41,374	(123,310)	924,530	-	-	-	-	-	-	-	842,594
Unrealised loss on dilution from investments	-	-	-	(2,718)	-	-	-	-	-	-	(2,718)
Unrealised gain from revaluation of current investment	-	-	-	-	4,038	-	-	-	-	-	4,038
Advance receipt for share subscription decrease during the period	-	-	-	-	-	1,219	-	-	-	-	1,219
Net profit for the period	-	-	-	-	-	-	-	2,478,696	-	-	2,478,696
Dividend paid during the period	-	-	-	-	-	-	-	(3,234,607)	-	-	(3,234,607)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	433	-	433
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	213,002	213,002
As at 31 March 2005	2,995,006	484,619	6,033,809	3,617,094	(22,764)	1,219	500,000	26,791,084	(95,899)	5,564,099	45,868,267
As at 31 December 2005											
As previously reported	2,999,315	484,579	6,100,288	4,010,388	(29,521)	9,114	500,000	25,458,309	(65,856)	9,113,874	48,580,490
Prior period adjustment (Note 1)	-	-	-	(29,084)	-	-	-	3,730,530	-	128,697	3,830,143
As restated	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	9,242,571	52,410,633
Increase in share capital	23,966	-	441,559	-	-	-	-	-	-	-	465,525
Unrealised gain on dilution from investments	-	-	-	9,941	-	-	-	-	-	-	9,941
Unrealised gain from revaluation of current investment	-	-	-	-	4,789	-	-	-	-	-	4,789
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(9,114)	-	-	-	-	(9,114)
Net profit for the period	-	-	-	-	-	-	-	2,225,609	-	-	2,225,609
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(26,754)	-	(26,754)
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	(22,320)	(22,320)
As at 31 March 2006	3,023,281	484,579	6,541,847	3,991,245	(24,732)	-	500,000	31,414,448	(92,610)	9,220,251	55,058,309

The accompanying notes on pages 10 to 34 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited) (continued)
For the three-month periods ended 31 March 2006 and 2005

	Company (Baht'000)										
	Issued and paid-up share capital (Note 10)	Warrants (Note 10)	Premium on share capital (Note 10)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2004											
As previously reported	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	-	36,535,444
Prior period adjustment (Note 1)	-	-	-	-	-	-	-	3,679,069	-	-	3,679,069
As restated	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	27,546,995	(96,332)	-	40,214,513
Increase in share capital	41,374	(123,310)	924,530	-	-	-	-	-	-	-	842,594
Unrealised loss on dilution from investments	-	-	-	(2,718)	-	-	-	-	-	-	(2,718)
Unrealised gain from revaluation of current investment	-	-	-	-	4,038	-	-	-	-	-	4,038
Advance receipt for share subscription increase during the period	-	-	-	-	-	1,219	-	-	-	-	1,219
Net profit for the period	-	-	-	-	-	-	-	2,478,696	-	-	2,478,696
Dividend paid during the period	-	-	-	-	-	-	-	(3,234,607)	-	-	(3,234,607)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	433	-	433
As at 31 March 2005	2,995,006	484,619	6,033,809	3,617,094	(22,764)	1,219	500,000	26,791,084	(95,899)	-	40,304,168
As at 31 December 2005											
As previously reported	2,999,315	484,579	6,100,288	4,010,388	(29,521)	9,114	500,000	25,458,309	(65,856)	-	39,466,616
Prior period adjustment (Note 1)	-	-	-	(29,084)	-	-	-	3,730,530	-	-	3,701,446
As restated	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	-	43,168,062
Increase in share capital	23,966	-	441,559	-	-	-	-	-	-	-	465,525
Unrealised gain on dilution from investments	-	-	-	9,941	-	-	-	-	-	-	9,941
Unrealised gain from revaluation of current investment	-	-	-	-	4,789	-	-	-	-	-	4,789
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(9,114)	-	-	-	-	(9,114)
Net profit for the period	-	-	-	-	-	-	-	2,225,609	-	-	2,225,609
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(26,754)	-	(26,754)
As at 31 March 2006	3,023,281	484,579	6,541,847	3,991,245	(24,732)	-	500,000	31,414,448	(92,610)	-	45,838,058

The accompanying notes on pages 10 to 34 are an integral part of these interim consolidated and company financial statements.

	Notes	Consolidated		Company	
		31 March 2006	31 March 2005 Restated	31 March 2006	31 March 2005 Restated
		Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	12	1,477,556	(494,587)	(53,779)	(2,988)
Cash flows from investing activities					
Acquisition of joint ventures, net of cash acquired	6 b)	-	-	(380,900)	-
Purchases of property and equipment		(2,349,004)	(688,537)	(2,098)	(1,662)
Investments in other intangible assets		(10,227)	(23,776)	-	(224)
Investments in property and equipment under concession agreements		(10,618)	(34,793)	-	-
Increase in current investments		-	(807)	-	-
(Increase)/ decrease in loans and advances to related parties		(27,470)	1,524	15,478	(636)
Disposals of a joint venture, net of cash disposed	6 e)	97,124	-	400,000	-
Proceeds from disposal of equipment		2,607	1,449	10	187
Net cash flows (used in)/ from investing activities		(2,297,588)	(744,940)	32,490	(2,335)
Cash flows from financing activities					
Receipts from short-term loans		340,450	1,727,000	198,450	-
Receipts from long-term loans		1,678,430	373,569	-	-
Receipts from share capital issued by subsidiaries		430	4,665	-	-
Receipts from increase in share capital		456,411	842,595	456,411	842,595
Receipts from advance receipt for share subscription		-	1,757	-	1,219
Repayments of short-term loans		(828,450)	(642,000)	(198,450)	-
Repayments of long-term loans		(805,980)	(316,477)	(167)	(838)
Repayments of share capital to subsidiary's minority		-	(20,812)	-	-
Net cash flows from financing activities		841,291	1,970,297	456,244	842,976
Net increase in cash and cash equivalents		21,259	730,770	434,955	837,653
Cash and cash equivalents, opening balance		2,628,319	3,563,016	327,428	1,852,172
Effects of exchange rate changes		697	(15,891)	-	-
Cash and cash equivalents, closing balance		2,650,275	4,277,895	762,383	2,689,825


SHIN

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 34 are an integral part of these interim consolidated and company financial statements.

Supplemental disclosures of cash flows information

Interest and income tax paid

Interest and income tax paid during the three-month periods ended 31 March are as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	340.94	82.76	12.77	0.04
Income tax paid	98.40	38.94	-	-
Non-cash transactions				
Purchases of property and equipment and other intangible assets by liabilities	393.42	57.92	0.32	0.10
Property and equipment under finance leases	3.15	-	-	-
Purchases of property and equipment under concession agreements by liabilities	13.95	-	-	-
Purchases of programming rights and production costs by liabilities	5.23	2.82	-	-
Purchases of investment by liabilities	-	1.65	-	-
Conversion of accounts payable - purchases of equipment to borrowings	143.18	-	-	-



The accompanying notes on pages 10 to 34 are an integral part of these interim consolidated and company financial statements.

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

Shin Corporation Public Company Limited ("the Company"), its subsidiaries, associates and joint ventures are called together "the Group".

Costs that incur unevenly during the financial year are anticipated as an expense or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2005 annual financial statements.

These interim consolidated and company financial statements have been approved by the Board of Directors on 11 May 2006.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005, except for the early adoption of the accounting policy for income tax.

Accounting policy for income tax

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

Tax rates at the balance sheet date are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.







1 Basis of preparation (continued)

Accounting policy for income tax (continued)

The Group and the Company has early adopted Thai Accounting Standard No. 56: "Accounting for Income Taxes" in this quarter, prior to its effective date, The Group and the Company has restated the comparative prior period's financial statements, as if the income tax accounting policy had always been in used. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effect of the application of this standard to the balance sheet as of 31 December 2005 and the statement of income for the three-month period ended 31 March 2005 are as follows:

Balance sheets as at 31 December 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Increased in investments in subsidiaries, associates and joint ventures	3,566.72	3,701.45
Increased in deferred tax assets	365.53	-
Increased in deferred tax liabilities	102.11	-
Shareholders' equity		
Decreased in unrealised gain on dilution from investments carried forward	29.08	29.08
Increased in retained earnings brought forward	3,679.07	3,679.07
Increased in retained earnings carried forward	3,730.53	3,730.53
Increased in minority interest brought forward	45.15	-
Increased in minority interest carried forward	128.70	-

Statement of income for the three-month period ended 31 March 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Increased in share of the net results from investments - equity method	92.48	86.20
Increased in income tax	12.40	-
Decreased in share of net results to minority interest	6.12	-
Increased in net profit	86.20	86.20
Increased in basic earnings per share (Baht)	0.03	0.03
Increased in diluted earnings per share (Baht)	0.03	0.03

2 Segment information

Financial information by business segments:

	For the three-month period ended 31 March 2006 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	1,178.10	581.77	58.75	35.86	881.73	295.09	450.68	70.72	(73.63)	3,479.07
Share of net results from investments - equity method	-	2,265.16	13.43	-	14.54	-	-	-	-	2,293.13
Total revenues	1,178.10	2,846.93	72.18	35.86	896.27	295.09	450.68	70.72	(73.63)	5,772.20
Segment result	(316.00)	2,482.67	9.59	10.82	90.71	17.05	(141.67)	(14.24)	7.26	2,146.19
Operating profit										2,146.19

	For the three-month period ended 31 March 2005 (Baht Million) - Restated									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	776.62	459.93	35.41	35.26	1,144.91	271.64	138.17	70.51	(71.21)	2,861.24
Share of net results from investments - equity method	-	2,397.97	5.70	-	7.51	-	-	-	-	2,411.18
Total revenues	776.62	2,857.90	41.11	35.26	1,152.42	271.64	138.17	70.51	(71.21)	5,272.42
Segment result	84.46	2,552.91	(14.64)	6.00	179.38	(10.29)	(30.15)	(12.70)	2.05	2,757.02
Operating profit										2,757.02



3 Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month period ended 31 March 2006.

The basic earnings per share and the diluted earnings per share are as follows:

	For the three-month periods ended 31 March (Consolidated and Company)					
	Net profit (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2006	2005 Restated	2006	2005 Restated	2006	2005 Restated
Basic earnings per share	2,225,609	2,478,696	3,015,212	2,967,151	0.74	0.84
The effect of dilutive potential shares	-	-	95,335	105,796	(0.02)	(0.03)
Diluted earnings per share	2,225,609	2,478,696	3,110,547	3,072,947	0.72	0.81

4 Trade accounts and notes receivable, net

	Consolidated		Company	
	31 March 2006 Baht Million	31 December 2005 Baht Million	31 March 2006 Baht Million	31 December 2005 Baht Million
Trade accounts and notes receivable				
- Third parties	1,867.74	1,685.07	0.91	0.91
- Related parties (Note 14 c)	332.31	443.03	12.94	3.37
Accrued income				
- Third parties	288.14	316.32	-	-
- Related parties (Note 14 c)	25.63	14.92	2.60	3.92
Total trade accounts and notes receivable	2,513.82	2,459.34	16.45	8.20
Less Allowance for doubtful accounts	(468.94)	(503.55)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,044.88	1,955.79	15.54	7.29



4 Trade accounts and notes receivable, net (continued)

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	31 March 2006 Baht Million	31 December 2005 Baht Million	31 March 2006 Baht Million	31 December 2005 Baht Million
Current - 3 months	906.37	608.62	-	-
Overdue 3 - 6 months	74.96	268.75	-	-
Overdue 6 - 12 months	197.46	100.40	-	-
Overdue over 12 months	688.95	707.30	0.91	0.91
Total	1,867.74	1,685.07	0.91	0.91
Less Allowance for doubtful accounts - third parties	(468.94)	(503.55)	(0.91)	(0.91)
Total trade accounts and notes receivable - third parties, net	1,398.80	1,181.52	-	-

5 Loans and accrued interest receivables, net

Outstanding loans and accrued interest receivables can be aged as follows:

	Consolidated	
	31 March 2006 Baht Million	31 December 2005 Baht Million
Up to 90 days	6,477.01	6,517.73
Over 90 days	293.00	210.70
Total loans and accrued interest receivables	6,770.01	6,728.43
Less Allowance for doubtful accounts	(471.13)	(322.30)
Loans and accrued interest receivables	6,298.88	6,406.13
Less Current portion of loans and accrued interest receivables	(4,662.47)	(4,659.42)
Loans and accrued interest receivables, net	1,636.41	1,746.71

6 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 March 2006 and 31 December 2005 comprise:

	Consolidated		Company	
	31 March 2006 Baht Million	31 December 2005 Restated Baht Million	31 March 2006 Baht Million	31 December 2005 Restated Baht Million
Investments in subsidiaries	-	-	8,430.51	8,416.99
Investments in associates	37,122.27	34,819.29	36,500.94	34,253.22
Investments in joint ventures	-	-	975.86	1,026.64
Total investments in subsidiaries, associates and joint ventures	37,122.27	34,819.29	45,907.31	43,696.85


SHIN
CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

6 **Investments in subsidiaries, associates and joint ventures** (continued)

b) Movements in investments in subsidiaries, associates and joint ventures for the three-month period ended 31 March 2006 comprise:

	Consolidated Baht Million	Company Baht Million
Opening net book value - previously reported	31,252.57	39,995.40
Prior period adjustment (Note 1)	3,566.72	3,701.45
Opening net book value - restated	34,819.29	43,696.85
Increased investments in joint ventures	-	380.90
Unrealised gain on sale of investment in a joint venture	-	(129.06)
Disposal of investment in a joint venture	-	(136.61)
Share of net results from investments	2,293.13	2,112.05
Unrealised gain on dilution from investments in subsidiaries and an associate	9.85	9.94
Foreign currency translation adjustment	-	(26.76)
Closing net book value	37,122.27	45,907.31

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system, lease of equipment for program production, producing TV programs, arranging related marketing events, produce contents and advertising media on mobile phones by accompanying computer technologies, televisions and mobile phones	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services	Thailand	Baht
Joint ventures			
Asia Aviation Company Limited and its joint venture	Investment company in low-fare airline business	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht



6 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 31 March 2006 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investments valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,952.67	42.80	8,807.46	27,693.48	36,500.94	-
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,047.77)	621.33	-
Total investments in associates			10,476.56	26,645.71	37,122.27	-

	Consolidated - 31 December 2005 (Baht Million) (Restated)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investments valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,418.47	34,225.93	7,076.79
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,075.74)	593.36	92.53
Total investments in associates			10,476.56	24,342.73	34,819.29	7,169.32


SHIN
CORPORATION

6 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 March 2006 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**Cost**	**Accumulated change in investments valuation**	**Equity**	**Dividend**
Subsidiaries						
Shin Satellite Public Company Limited	5,453.79	41.34	3,612.98	1,966.90	5,579.88	-
ITV Public Company Limited	6,032.31	52.93	3,297.26	(838.69)	2,458.57	-
AD Venture Company Limited	550.00	90.91	500.00	(450.05)	49.95	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	114.80	124.80	-
SC Matchbox Company Limited	9.00	99.96	71.97	145.34	217.31	-
Total investments in subsidiaries			7,492.21	938.30	8,430.51	-
Associate						
Advanced Info Service Public Company Limited	2,952.67	42.80	8,807.46	27,693.48	36,500.94	-
Total investment in an associate			8,807.46	27,693.48	36,500.94	-
Joint ventures						
Asia Aviation Company Limited	410.00	49.00	200.90	(138.48)	62.42	-
Capital OK Company Limited	2,500.00	60.00	1,500.00	(586.56)	913.44	-
Total investments in joint ventures			1,700.90	(725.04)	975.86	-

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

6 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2005 (Baht Million) - Restated					
	Paid-up capital	**Investment portion (%)**	**Cost**	**Accumulated change in investments valuation**	**Equity**	**Dividend**
Subsidiaries						
Shin Satellite Public Company Limited	5,453.79	41.34	3,612.98	2,018.37	5,631.35	-
ITV Public Company Limited	6,031.91	52.94	3,297.26	(872.69)	2,424.57	-
AD Venture Company Limited	550.00	90.91	500.00	(448.67)	51.33	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	103.85	113.85	-
SC Matchbox Company Limited	9.00	99.96	71.97	148.47	220.44	129.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	924.78	8,416.99	129.94
Associate						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,445.76	34,253.22	7,076.79
Total investment in an associate			8,807.46	25,445.76	34,253.22	7,076.79
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(80.69)	120.54	-
Capital OK Company Limited	2,200.00	60.00	1,320.00	(413.90)	906.10	-
Total investments in joint ventures			1,521.23	(494.59)	1,026.64	-

e) Significant movements in investments during the three-month period ended 31 March 2006 were as follows:

Shin Satellite Public Company Limited ("SATTEL")

Dividend payment of Lao Telecommunications Company Limited ("LTC")

On 23 January 2006, at the ordinary shareholders' meeting of LTC, a resolution was passed to approve a dividend payment of USD 6.0 million to shareholders with respect to the operations of LTC for 2005.

ITV Public Company Limited ("ITV")

Increased in share capital to support the exercise of warrants

ITV increased additional its issued and paid-up capital of 0.08 million shares in order to support the exercise of 0.08 million units of warrants by ITV's directors and employees (ESOP). Consequently, the Company's investment in ITV was diluted from 52.94% to 52.93%. The unrealised gain on dilution from investment amounting to Baht 0.09 million has been recognised under shareholders' equity in the balance sheet.

The establishment of a new joint venture of ITV

In January 2006, ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. set up a new joint venture, Media Connex Company Limited which is a media producer on mobile. This is the combination of technology of computer, TV and mobile. The investment portion is 60%, 25% and 15% respectively, of a total registered share capital of Baht 50 million.

6 **Investments in subsidiaries, associates and joint ventures** (continued)

e) Significant movements in investments during the three-month period ended 31 March 2006 were as follows: (continued)

Advanced Info Service Public Company Limited ("ADVANC")

ADVANC increased additional its issued and paid-up capital of 2.03 million shares in order to support the exercise of 1.96 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 42.83% to 42.80%. The unrealised gain on dilution from investment amounting to Baht 9.85 million has been recognised under shareholders' equity in the balance sheet.

Capital OK Company Limited ("OK")

In February 2006, OK, a joint venture of the Company increased its issued and paid-up capital from Baht 2,200 million to Baht 2,500 million. The Company paid its 60% portion in the amount of Baht 180 million.

Asia Aviation ("AA")

In February 2006, the Company and Mr. Sittichai Veerathummnoon had established a new joint venture, Asia Aviation Company Limited ("AA"), in order to invest in Thai Air Asia Company Limited ("TAA"). The investment portion is 49% and 51% respectively, of a total registered and paid-up capital of AA in the amount of Baht 410 million.

The Company sold all of its investment in TAA 20 million shares at par value of Baht 10 per share which accounted for 50% of registered and paid-up capital of TAA to AA at Baht 20 per share, totally Baht 400 million. As a result, the Company had a gain on sale of investment in the amount of Baht 134.33 million (Note 11) which was already offset with unrealised gain on sale of investment in the amount of Baht 129.06 million. The Company eliminated unrealised gain on sale of investment with investment in a joint venture in the financial statements.

Merry International Investments Corporations ("Merry")

In the first quarter of 2006, Merry was liquidated and had legally cleared account.





7 Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Other intangible assets
Transactions during the three-month period ended 31 March 2006				
Opening net book value	8,747.28	21,316.57	1,306.25	1,673.05
Decreased portion of investment in a joint venture	(22.63)	-	-	(1.74)
Additions	1,913.13	24.57	-	37.71
Disposals, net	(1.07)	-	-	-
Transfers, net	0.32	-	-	-
Write-offs, net	(0.15)	-	-	-
Depreciation / amortisation charge	(231.78)	(567.77)	(24.58)	(36.10)
Foreign currency translation adjustment	(159.29)	-	-	(12.45)
Closing net book value	10,245.81	20,773.37	1,281.67	1,660.47
As at 31 March 2006				
Cost	13,416.58	27,793.37	1,800.53	2,328.75
Less Accumulated depreciation/ amortisation	(3,119.00)	(6,620.00)	(518.86)	(654.90)
Less Allowance for impairment	(51.77)	(400.00)	-	(13.38)
Net book value	10,245.81	20,773.37	1,281.67	1,660.47

	Company (Baht Million)	
	Property and equipment	Other intangible assets
Transactions during the three-month period ended 31 March 2006		
Opening net book value	43.09	18.94
Additions	0.41	-
Depreciation / amortisation charge	(4.09)	(3.03)
Closing net book value	39.41	15.91
As at 31 March 2006		
Cost	126.54	72.36
Less Accumulated depreciation / amortisation	(87.13)	(56.45)
Net book value	39.41	15.91

As at 31 March 2006, property and equipment included a project in progress of Baht 3,115 million (As at 31 December 2005: Baht 1,717 million) relating to the Thaicom 5 project. On 21 April 2006, the satellite manufacturer has delivered the satellite to the launch site of Arianespace at Koutou, French Guyana.

As at 31 March 2006, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,598 million (As at 31 December 2005: Baht 2,504 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

This project in progress as mentioned above will be transferred to property and equipment under concession agreements when the title of assets has been transferred and accepted by the concessionaires.

Borrowing costs of Baht 18 million (for the three-month period ended 31 March 2005: Baht 127 million), arising from the financing specifically entered into for assets under construction, were capitalised during the first quarter of 2006.

7 Capital expenditure and commitments (continued)

Commitments

The Group's capital expenditure contracts as at 31 March 2006 and 31 December 2005 but not recognised in the consolidated financial statements (Company: nil) are as follows:

	Currency	Consolidated 31 March 2006 Million	Consolidated 31 December 2005 Million
Related to iPSTAR project	USD	2.75	3.47
	Norwegian Kroner	1.90	1.90
Related to Thaicom 5 project	USD	25.04	59.41
Related to GSM 1800 Network	USD	18.00	11.57

8 Deferred income tax

Deferred income tax is calculated in full on temporary differences under the liability method using a principle tax rate of 20% - 30% (2005: 20% - 30%).

The movement in deferred tax assets and liabilities during the three-month period ended 31 March 2006, without taking into consideration the offset of balance within the same tax jurisdiction, is as follows:

	Consolidated (Baht Million)				
	For the three-month period ended 31 March 2006				
Deferred tax assets	**Allowance for doubtful accounts**	**Depreciation/ amortisation**	**Loss on impairment assets**	**Others**	**Total**
Balance brought forward	-	-	-	-	-
Prior period adjustment	124.16	63.35	120.00	83.80	391.51
Balance brought forward - restated	124.16	63.35	120.00	83.80	391.51
Charged to statement of income	47.11	21.70	-	66.06	134.87
Charged to shareholders' equity	-	-	-	(1.21)	(1.21)
Balance carried forward	171.27	85.25	120.00	148.65	525.17

	Consolidated (Baht Million)			
	For the three-month period ended 31 March 2006			
Deferred tax liabilities	**Deferred expenses**	**Amortisation on assets under concession Interest**	**Others**	**Total**
Balance brought forward	-	-	-	-
Restated	25.76	96.19	6.12	128.07
After restated brought forward	25.76	96.19	6.12	128.07
Impact in statement of income	(3.30)	10.21	(0.94)	5.97
Impact in shareholders' equity	-	(6.74)	-	(6.74)
Balance carried forward	22.46	99.66	5.18	127.30



8 Deferred income tax (continued)

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same tax authority. The offset amounts are as follows:

	Consolidated	
	31 March 2006 Baht Million	31 December 2005 Restated Baht Million
Deferred tax assets	496.91	365.53
Deferred tax liabilities	(99.35)	(102.11)

9 Borrowings

	Consolidated		Company	
	31 March 2006 Baht Million	31 December 2005 Baht Million	31 March 2006 Baht Million	31 December 2005 Baht Million
Current	8,212.62	7,227.27	1,200.83	1,200.68
Non-current	16,190.41	17,640.46	0.21	0.53
Total borrowings	24,403.03	24,867.73	1,201.04	1,201.21

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the three-month period ended 31 March 2006		
Opening balance	24,867.73	1,201.21
Additions	2,207.80	198.45
Repayments	(1,605.08)	(198.62)
Unrealised gain from exchange rate	(970.34)	-
Realised gain from exchange rate	(29.27)	-
Foreign currency translation adjustment	(67.81)	-
Closing balance	24,403.03	1,201.04


SHIN
CORPORATION

10 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the three-month period ended 31 March 2006				
	Authorised	Issued and fully paid-up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60
Issue of shares	-	23.97	23.97	441.56	465.53
Closing balance	5,000.00	3,023.28	3,023.28	6,541.85	9,565.13

During the three-month period ended 31 March 2006, the Company registered issued and paid-up share capital in respect of 20.46 million units of warrants issued to directors and employees (ESOP) for 23.97 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,999.31 million to Baht 3,023.28 million and share premium increased from Baht 6,100.29 million to Baht 6,541.85 million.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the three-month period ended 31 March 2006 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Directors	9,279.70	(8,772.80)	-	506.90
- Employees	1,969.60	(1,926.80)	-	42.80
Total	11,249.30	(10,699.60)	-	549.70
ESOP - Grant II				
- Directors	10,532.50	(6,534.20)	-	3,998.30
- Employees	3,274.20	(1,205.10)	-	2,069.10
Total	13,806.70	(7,739.30)	-	6,067.40
ESOP - Grant III				
- Directors	9,290.60	(2,870.30)	-	6,420.30
- Employees	4,247.00	(1,528.60)	-	2,718.40
Total	13,537.60	(4,398.90)	-	9,138.70
ESOP - Grant IV				
- Directors	9,356.10	-	-	9,356.10
- Employees	6,643.90	-	-	6,643.90
Total	16,000.00	-	-	16,000.00
SHIN - W1	159,416.44	-	-	159,416.44
Total	214,010.04	(22,837.80)	-	191,172.24



10 Share capital, premium and warrants (continued)

Warrants (continued)

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered four grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are detailed belows:

	Issued date	Issued units (Million)	Percentage *	Exercise price (Baht/unit)	Exercise period	
					Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	17.337	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.314	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	35.463	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	41.214	31 May 2006	30 May 2010

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered form and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

11 Other income

Other income for the three-month periods ended 31 March comprises:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Interest income	17.39	16.77	6.04	12.03
Gain on exchange rate unwinding and purchasing of foreign currency option contracts	-	36.60	-	-
Gain on exchange rates	172.72	2.53	-	-
Gain on sale of investment in a joint venture	134.33	-	134.33	-
Others	8.80	3.22	0.19	1.70
Total other income	333.24	59.12	140.56	13.73


SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March is as follows:

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from operating activities					
Net profit for the period		2,225,609	2,478,696	2,225,609	2,478,696
Adjustments for:					
Depreciation charges	7	231,779	167,756	4,092	4,582
Amortisation charges	7	628,440	268,186	3,029	2,912
Share of net results of investments in subsidiaries, associates and joint ventures	6	(2,293,129)	(2,411,184)	(2,112,051)	(2,520,864)
Gain on sale of investment in a joint venture	11	(134,328)	-	(134,328)	-
Unrealised gain on exchange rates		(169,825)	(57,932)	-	-
Realised (gain) / loss on exchange rates		(29,346)	34,468	-	-
Allowance for doubtful accounts		114,217	90,197	-	-
Deferred tax	8	(133,739)	12,398	-	-
Share of net results of subsidiaries to minority interests		15,724	163,862	-	-
Others		151,068	(22,625)	(2,540)	2,280
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(100,146)	(144,190)	(8,240)	(6,012)
- loans and accrued interest receivable		(41,575)	(1,044,820)	-	-
- inventories		147,092	(69,894)	-	-
- other current assets		324,815	(7,669)	7,511	21,980
- other assets		(104,248)	(11,224)	(5,283)	317
- trade accounts and notes payable		288,996	46,441	(10,085)	3,424
- accrued concession		161,084	(1,028)	-	-
- other current liabilities		207,753	(22,082)	(21,493)	(31,394)
- long-term interest		-	41,091	-	41,091
- other liabilities		(12,685)	(5,034)	-	-
Net cash flows from / (used in) operating activities		1,477,556	(494,587)	(53,779)	(2,988)



13 Income tax

	Consolidated		Company	
	31 March 2006	31 March 2005 Restated	31 March 2006	31 March 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	47,647	52,316	-	-
Deferred tax	(128,902)	21,028	-	-
	(81,255)	73,344	-	-

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates is as follows:

	Consolidated		Company	
	31 March 2006	31 March 2005 Restated	31 March 2006	31 March 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit before tax	2,160,108	2,715,902	2,225,608	2,478,696
Tax rates	30%	30%	25%	25%
The result of the accounting profit multiplied by the income tax rates	648,032	814,771	556,402	619,674
Share of net results from investments - equity method	(687,939)	(723,355)	(528,013)	(630,216)
Effect of different tax rates	(27,337)	(24,462)	-	-
Effect of the different basis of income tax calculation in other countries	13,678	5,267	-	-
Tax losses not recognised as deferred tax assets	15,315	3,493	-	10,542
Tax exempted income - BOI businesses	-	(4,740)		
Utilisation of previously unrecognised tax losses	(28,389)	-	(28,389)	-
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	(14,615)	2,370	-	-
Tax charge	(81,255)	73,344	-	-

As a listed company, certain companies in the Group have been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income that exceeding Baht 300 million is subject to 30% tax rate.

SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Related party transactions

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company sold all their shares to Cedar Holding Company Limited ("Cedar") and Aspen Holding Company Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

The principle shareholder of the Company is the Temasek Group. Transactions related parties to companies of which the Temasek Group members are principle shareholders or directors are recognised as related party transactions with the Company.

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 31 March as follows:

a) Sales of goods and services

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	20.76	21.14
Associates				
Consulting and management services	48.78	50.87	48.89	50.30
Computer services income	22.37	22.92	-	-
Advertising income	101.98	127.66	-	-
(Gross 2006: Baht 343.14 million 2005: Baht 444.23 million)				
Rental income and others	20.08	20.15	-	-
Dividend income	-	-	-	3,285.65
	193.21	221.60	48.89	3,335.95
Joint ventures				
Consulting and management services	0.40	0.14	0.95	0.32
Computer services income	0.27	0.36	-	-
Advertising income	1.46	11.35	-	-
Rental income and others	0.72	-	0.03	-
Sold investment in joint ventures	-	-	400.00	-
	2.85	11.85	400.98	0.32
Related parties				
Computer services income and others	0.69	4.76	0.04	0.11

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	0.72	0.80
Advertising expenses and others	-	-	0.01	0.22
	-	-	0.73	1.02
Associates				
Rental and other expenses	18.73	11.80	0.46	0.64
Joint ventures				
Advertising and other expenses	0.12	0.35	-	0.40
Related parties				
Rental and other expenses	21.63	39.33	1.91	5.72
Payment for work-in-progress	4.10	11.06	-	-
	25.73	50.39	1.91	5.72
Dividend paid				
Major shareholders	-	1,606.76	-	1,606.76
Directors	-	1.45	-	1.45
	-	1,608.21	-	1,608.21



14 Related party transactions (continued)

c) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	31 March 2006 Baht Million	31 December 2005 Baht Million	31 March 2006 Baht Million	31 December 2005 Baht Million
Trade accounts and notes receivable - related parties				
Subsidiaries	-	-	12.87	3.23
Associates	322.08	402.24	-	-
Joint ventures	10.23	34.07	0.07	0.14
Related parties	-	6.72	-	-
Total trade accounts and notes receivable - related parties	332.31	443.03	12.94	3.37
Accrued income - related parties				
Subsidiaries	-	-	0.91	2.25
Associates	25.46	14.48	1.29	1.33
Joint ventures	0.17	0.06	0.40	0.34
Related parties	-	0.38	-	-
Total accrued income - related parties	25.63	14.92	2.60	3.92
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	0.01	11.44
Associates	30.26	32.49	0.16	0.35
Joint ventures	-	8.53	-	0.01
Total trade accounts and notes payable - related parties	30.26	41.02	0.17	11.80

d) Amounts due from and advances to related parties

	Consolidated		Company	
	31 March 2006 Baht Million	31 December 2005 Baht Million	31 March 2006 Baht Million	31 December 2005 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.93	3.78
Associates	8.02	19.92	1.03	8.67
Joint ventures	0.56	0.45	0.76	0.02
Related parties	-	6.03	-	5.73
Total amounts due from and advances to related parties	8.58	26.40	2.72	18.20



14 Related party transactions (continued)

e) Amounts due to and loans from related parties

	Consolidated		Company	
	31 March 2006 Baht Million	31 December 2005 Baht Million	31 March 2006 Baht Million	31 December 2005 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	0.01	2.50
Associates	7.71	12.31	-	-
Joint ventures	0.03	0.07	-	0.11
Related parties	20.04	1.26	-	0.02
Total amounts due to and loans from related parties	27.78	13.64	0.01	2.63

f) Other assets

	Consolidated		Company	
	31 March 2006 Baht Million	31 December 2005 Baht Million	31 March 2006 Baht Million	31 December 2005 Baht Million
Customer deposits				
Related parties	-	20.90	-	-
Total other assets	-	20.90	-	-

g) Warrants granted to directors (Note 10)

h) Special reward program

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries and associates between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's allocation. The movements in the Special Reward Program are as follows:

	As at 31 March 2006 (Million units)			
	Issued year	Granted	Exercised	Balance
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.3)	0.2
Grant III	2004	0.6	(0.2)	0.4
Total		4.4	(3.8)	0.6

Starting from Grant IV, Special Reward Program has changed to the right to receive ESOP of the Company instead, as disclosed in Note 10.



14 Related party transactions (continued)

i) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 March 2006, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary of Baht 806.60 million (As at 31 December 2005: Baht 806.60 million).

2. As at 31 March 2006, a joint venture had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 66.00 million and USD 0.48 million (proportion of the Company's investment) (As at 31 December 2005: USD 0.48 million).

3. Certain subsidiaries, associates and a joint venture have entered into agreements with the Company, under which the Company is committed to provide consulting, management services and other central services for a period of one year with an option to renew. The certain subsidiaries, associates and a joint venture are committed to pay the Company for services in respect of the agreements at approximately Baht 20.65 million per month (As at 31 December 2005: Baht 20.64 million per month).

15 Bank guarantees

As at 31 March 2006, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 595.68 million, USD 34.40 million and AUD 0.03 million (As at 31 December 2005: Baht 150.59 million, USD 33.71 million and AUD 0.03 million) on a consolidated basis.

16 Contingencies and commitments

a) Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss, and no provision or accruals in respect of such legal actions have been raised in these financial statements.

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2003/04 (equivalent to the financial years from 1 April 1997 to 31 March 2003) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. SATTEL deposited the income tax and penalty for the assessment year 1998/99 to 2003/04 as at 31 March 2006 totaling Rupees 263 million (approximately Baht 218 million). In this quarter, SATTEL additionally deposited Rupees 15 million (approximately Baht 14 million) as penalty for the assessment year 1998/99 to 2001/02 and Rupees 65 million (approximately Baht 57 million) as income tax for the assessment year 2003/04. SATTEL did not agree with the assessments of the tax authority and filed appeals against these assessments. SATTEL's tax advisor in India was of the opinion that the outcome would be in favour of SATTEL. Therefore, SATTEL did not recognise such liabilities in its interim financial statement and present all amounts paid as other non-current assets in the balance sheet. If, according to the final judge, SATTEL is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.





16 Contingencies and commitments (continued)

b) Assessment for income tax in India (continued)

The details of assessment for income tax can be summarised as follows:

- **Tax assessment for the assessment years 1998/99 to 2001/02**

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. On 28 May 2004, SATTEL filed an application for a refund of Rupees 72 million (approximately Baht 60 million) with the Tax Authority. Currently, the Tax Authority has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 303 million). SATTEL filed an appeal against this assessment of penalty with the CIT (A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by CIT (A). Currently, the CIT (A) decided in favour of the Tax Authority and SATTEL has appealed the CIT(A)'s decision to ITAT.

- **Tax assessment for the assessment year 2002/03**

On 30 October 2004, the Tax Authority had refunded an amount of Rupees 56 million (approximately Baht 49 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.7 million), in respect of the withholding tax paid by the Indian resident customers during such assessment years. The Tax Authority of India has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

On 16 March 2005, the Revenue Department of India raised an assessment for the assessment year 2002/03 in the amount of Rupees 106 million (approximately Baht 99 million). SATTEL had deposited Rupees 49 million (approximately Baht 41 million) in 2004 and has already filed an appeal against this assessment with CIT (A). On 2 November 2005, the CIT(A) has already ruled in favour of the Revenue Department of India and SATTEL has filed an appeal against the CIT(A)'s decision with ITAT.

- **Tax assessment for the assessment year 2003/04**

The Tax Authority of India had refunded an amount of Rupees 15 million (approximately Baht 13 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years.

SATTEL deposited some of the income tax for such assessment year in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 17 million). On 31 January 2006, the Tax Authority of India has raised an assessment for the assessment year 2003/2004 against SATTEL in the amount Rupees 106 million (approximately Baht 99 million), excluding penalty. SATTEL filed an appeal against the assessment with CIT (A) and deposited some of the tax in the amount of Rupees 65 million (approximately Baht 57 million).



16 Contingencies and commitments (continued)

c) Report on the award of the arbitration panel relating to the Agreement for the Operation of ITV's Television Station

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted a dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, the Prime Minister's Office ("the Prime Minister's Office") pay compensation to ITV under the Agreement.

The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important contents of which are summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, by reducing the minimum guarantee to Baht 230 million per year and cancelling the annual increase in the minimum guarantee, and reducing the concession fee to 6.5% of gross revenue. ITV shall pay a concession fee at the rate of 6.5% of gross revenue or the minimum guarantee of Baht 230 million, whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003 to ITV. The amount to be returned to ITV is Baht 570 million; and
- ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must; however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the three-month period ended 31 March 2006 and changed its television program schedules as of 1 April 2004 according to the arbitration panel's ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

The Prime Minister's Office entered into the appeal process in April 2004 in order to revoke the award made by the arbitration panel.

On 9 May 2006, the Administrative Court of the First Instance handed down its ruling regarding the revocation of the arbitration award between the Prime Minister's Office and ITV. The Administrative Court of the First Instance's verdict ruled out the arbitration award given to ITV on 30 January 2004 and governed that the award shall be fully withdrawn. According to section 2 of article 70 of the Act on Establishment of Administrative Court and Administrative Court Procedure B.E. 2542 regulates that the judgment of the Court of the First Instance will not be effective until the end of the period of appeal or the outcome will not be effective until the final verdict. At present, ITV is in the process of preparing to file an appeal to the Supreme Administrative Court, which shall be within 30 days from the date of receipt of the Administrative Court of the First Instance's verdict according to article 73 of the Act on Establishment of Administrative Court and Administrative Court Procedure B.E. 2542. At the present time, ITV cannot determine the ultimate outcome of the matter, therefore no provision for any liability that may result has been made in these interim financial statements.

If ITV had recorded the accrued concession according to the original concession agreement, the effect on the interim consolidated financial statements as at 31 March 2006 is that the Group's liabilities increased Baht 1,682.50 million and liability to pay the interest at 15% per annum for the difference of concession fees of Baht 262.50 million and minority interests decreased Baht 915.32 million. In addition, net profit and share of net result from subsidiary to minority interests for the three-month period ended 31 March 2006 decreased Baht 1,029.68 million and Baht 915.32 million, respectively. For the interim Company's financial statements, as at 31 March 2006 investment in a subsidiary and share of net result from investment - equity method for the three-month period ended 31 March 2006 decreased Baht 1,029.68 million. In addition, basic earnings per share and diluted earnings per share for the three-month period ended 31 March 2006 in the interim consolidated and Company financial statements would have decreased from Baht 0.74 per share and Baht 0.72 per share, respectively to Baht 0.39 per share and Baht 0.38 per share, respectively.

16 Contingencies and commitments (continued)

d) Operating lease commitments - where a joint venture company is the lessee

A joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for ten aircrafts amounting to approximately USD 8.83 million (proportion of investment in a joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers student pilots who study on the pilot program in the amount of Baht 15.81 million (proportion of investment in a joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the joint venture pays off all liabilities.

17 Financial instruments

A joint venture has entered into a fuel price swap agreement through the parent company of its venturer. This fuel price swap agreement enables the joint venture to manage exposure to fluctuations in fuel prices. The difference in the amount to be paid or received from the fuel price swap agreement is recorded as part of the cost of services throughout the six-month period of usage. Gain/loss from the fuel price swap agreement is allocated to the joint venture based on the quantity of fuel consumed by the joint venture.

18 Subsequent events

a) Dividend declaration

At the Annual Ordinary Shareholders' Meeting on 27 April 2006, the shareholders approved the declaration of the annual dividend for the year 2005 at Baht 2.60 each, totalling Baht 7,829.80 million. In September 2005, the interim dividend for the first six-month period of 2005 at Baht 1.25 each, totalling Baht 3,748.37 million was paid to the shareholders. The outstanding dividend per share Baht 1.35 each, totalling Baht 4,081.43 million was paid in May 2006.

b) Increase in share capital of the Group

At the end of March and April 2006, certain warrants issued to directors and employees (ESOP) of ITV and ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in April and May 2006, as detailed belows:

Company	Units of exercise (Million)	Share capital increased (Million Baht)		Premium on share capital increased (Million Baht)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
ITV	0.24	6,032.31	6,033.49	174.39	174.30	52.93	52.92
ADVANC	0.12	2,952.68	2,952.80	20,831.62	20,837.49	42.80	42.80

c) Acquisition of investment in Arc Cyber Company Limited ("ARC")

In April 2006, the Company also acquired 47.50% of ARC from AD Venture Company Limited, a subsidiary of the Company, in amount of Baht 8.15 million.

d) Disposal of investment in AD Venture Company Limited ("ADV")

In April 2006, the Company disposed 51% in ADV to CS LoxInfo Public Company Limited, in amount of Baht 17.95 million. The transactions resulted in the investment in ADV by the Company decreasing from 90.91% to 39.91%.



18 Subsequent events (continued)

e) **The resolutions of the 2006 Annual General Meeting of Shareholders**

The Shareholders' meetings held after the balance sheet date are as follows:

- The Shareholders' meeting of SHIN on 27 April 2006
- The Shareholders' meeting of SATTEL on 24 April 2006
- The Shareholders' meeting of ADVANC on 24 April 2006
- The Shareholders' meeting of ITV on 21 April 2006
- The Shareholders' meeting of CSL on 21 April 2006

The above meetings passed resolutions as follows:

1) **Warrants granted to directors and employees (ESOP) and the increase of capital shares to reserve for the exercise of new ESOP**

To approve the issued and offerred warrants to directors and employees. The warrants are in registered form, non-transferable and there is no offering price. The terms of warrants do not exceed 5 years since the issued and offered date. The warrants were also passed the resolution to increase capital shares to reserve for the exercise of the warrants as follows:

Company	Grant	Number of issued units (Million units)	Percentage *	Number of issued shares (Million shares)	Exercise price (Baht / unit)
SHIN	5	14.25	0.47	14.25	37.68
SATTEL (Subsidiary)	5	10.06	0.92	10.06	11.87
ADVANC (Associate)	5	10.14	0.35	10.14	91.46
ITV (Subsidiary)	4	10.62	0.88	10.62	8.70
CSL (Associate)	4	8.35	1.34	8.35	3.58

The warrants are in the process of permission to grant to directors and employees from The Securities and Exchange Commission of Thailand (SEC).

2) **Allocation of additional ordinary shares to support the exercised former warrants**

To approve the allocation of additional ordinary shares to reserve for exercising the right in pursuance of the ESOP warrants, due to meeting the terms and conditions of the Application Form regarding the Issuance and offering of ESOP Program which has affected the exercise price and exercise ratio of warrants, the ESOP warrant holders' rights shall not be decreased, are as follows:

Company	Grant	Number of issued shares (Million shares)	Term and condition
SHIN	2, 3 and 4	1.84	Dividends for the year 2005, payments in excess of 50% of net profit
SATTEL (Subsidiary)	1, 2, 3 and 4	0.77	The price of newly issued ordinary shares less than 90% of market price
ADVANC (Associate)	2, 3 and 4	0.62	Dividends for the year 2005, payments in excess of 50% of net profit
CSL (Associate)	1, 2 and 3	1.10	Dividends for the year 2005, payments in excess of 50% of net profit

f) **Report on the award of the Administrative Court of the First Instance related to Agreement for the Operation of Television Station of ITV**

The Group has disclosed the report on the award of the Administrative Court of the First Instance in revoking the arbitration award in Note 16 c).